UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 30 September 2010

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	30th September 2010

AIB Capital Update / Equity Capital Raising

Allied Irish Banks, p.l.c. ("AIB") [NYSE: AIB] is making this announcement following a review of its capital requirements by the Irish Financial Regulator (the "Financial Regulator"). The Financial Regulator has updated its assessment of AIB's capital requirement and has increased the amount of equity capital required under the Prudential Capital Assessment Review ("PCAR") from €7.4 billion to €10.4 billion.  The increased PCAR requirement for AIB has been set following an assessment by the Financial Regulator of AIB's potential losses on NAMA loans.

This PCAR capital requirement is to be met as follows:

€ billion
- equity capital raising	5.4
- disposals and other capital generating measures	5.0
Total	10.4

Equity Capital Raising 2010

A €5.4 billion equity capital raising will be launched during November which will be completed before 31 December 2010.  This equity capital raising will be fully underwritten by the National Pensions Reserve Fund Commission ("NPRFC") at a fixed price of €0.50 per new ordinary share, which represents a discount of approximately 9.4 per cent to the official closing price of an ordinary share on the Irish Stock Exchange on 29 September 2010.  The capital raising will be structured as a placing and open offer and existing shareholders will be invited to subscribe for all or part of their pro rata entitlements.  New institutional shareholders may also be permitted to subscribe for new shares under the offer.

If necessary, the NPRFC's underwriting commitment will be met through a new cash contribution of up to €3.7 billion for new ordinary shares from existing cash resources of the NPRFC and by the conversion of up to €1.7 billion of the existing 2009 Preferences Shares held by the NPRFC.  Following this conversion of 2009 Preference Shares the NPRFC would hold €1.8 billion of 2009 Preference Shares.

On completion of the equity capital raising it is possible that the NPRFC will own a significant majority stake in AIB. It is intended to structure the transaction in a manner which optimises the ability of AIB to retain its existing stock exchange listings, including appropriate structuring of voting rights, (subject to agreement with the relevant exchanges) even in circumstances where the NPRFC purchases all or substantially all of the underwritten new ordinary shares.  The mechanics of implementation will be subject to discussion with relevant listing authorities.

It is anticipated that the existing warrants issued to the NPRFC in 2009 will be repurchased on terms to be agreed.

The terms of the capital raising are subject to the approval, inter alia, of the European Commission, AIB shareholders and other regulatory consents.  A prospectus will be published in due course and will provide further details in relation to the terms of the equity capital raising, underwriting structure and timing.

Disposals and Other Capital Generating Measures

On 10 September 2010, AIB announced the sale of it Polish interests, representing the sale of its entire 70.36 per cent shareholding in the issued share capital of Bank Zachodni WBK S.A. and its 50 per cent shareholding in BZ WBK Asset Management S.A. to Banco Santander S.A. which will generate approximately €2.5 billion of equivalent equity tier 1 capital.  In addition, AIB is undertaking further asset disposals and considering additional capital generating initiatives which could generate a further €2.5 billion of capital.  Subject to the outcome of those further asset disposals and capital generating measures, to the extent required, the remaining €1.8 billion of 2009 Preference Shares held by the NPRFC may be fully or partially converted into new ordinary shares on 31 March 2011, to meet final regulatory requirements as determined by the Financial Regulator.

Board and Management

The Minister for Finance expected that management and board changes would be made in conjunction with the recapitalisation of the bank.

The Board has agreed with Mr. Dan O'Connor that he will step down as Executive Chairman within the coming weeks.

The Board has also agreed with Group Managing Director Mr. Colm Doherty the termination of his contract on existing terms.  Mr Doherty will depart AIB before the end of 2010.

The Board wishes to express their appreciation both to Mr. O'Connor and Mr. Doherty for their contribution to the bank, especially in recent times as the bank embarked on its recapitalisation and reorganisation.

-ENDS-

For further information please contact:-
Alan Kelly	Ronan Sheridan
General Manager, Corporate Services	Group Press Officer
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-6414651
email: alan.j.kelly@aib.ie	email: ronan.j.sheridan@aib.ie

None of the Minister for Finance, the Department of Finance, the Irish Government, the National Treasury Management Agency, the National Pensions Reserve Fund Commission or any person controlled by or controlling any such person, or any entity or agency of or related to the State, or any director, officer, official, employee or adviser of any such person (each such person, a "Relevant Person") accepts any responsibility for the contents of, or makes any representation or warranty as to the accuracy, completeness or fairness of any information in, this announcement or any document referred to in this announcement or any supplement or amendment thereto (each a "Document"). Each Relevant Person expressly disclaims any liability whatsoever for any loss howsoever arising from, or in reliance upon, the whole or any part of the contents of any Document. No Relevant Person has authorised or will authorise the contents of any Document, or has recommended or endorsed the merits of the offering of securities or any other course of action contemplated by any Document.

A circular to shareholders relating to a general meeting to be held in connection with the placing and open offer is expected to be published and posted to shareholders in early November 2010. A prospectus relating to the placing and open offer is also expected to be published in early November 2010. Application forms in connection with the capital raising will be posted with the prospectus.

This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for any securities in any jurisdiction.  This announcement is not a prospectus but an advertisement and investors should not subscribe for any securities referred to in this announcement except on the basis of the information contained in the prospectus when published. The prospectus will give further details of the terms of the equity capital raising, and the ordinary shares to be offered thereunder.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date 30 September 2010

             By: ___________________
     Bernard Byrne
               Chief Financial Officer
                Allied Irish Banks, p.l.c.